SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

ALLERGY RESEARCH GROUP, INC.

(Name of Subject Company)

ALLERGY RESEARCH GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

01849R

(CUSIP Number of Class of Securities)

Manfred Salomon

President

Allergy Research Group, Inc.

2300 North Loop Road

Alameda, California 94502

(510) 263-2000

(Name, address and telephone number of persons authorized

to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

Gretchen Cowen, Esq.

Law Offices of Gretchen Cowen, APC

6100 Innovation Way

Carlsbad, California 92009

(760) 931-0903

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

KI NUTRICARE TO ACQUIRE ALLERGY RESEARCH GROUP FOR

$1.33 PER SHARE IN AN ALL CASH TENDER OFFER VALUED AT

APPROXIMATELY $19,500,000

-Acquisition to Accelerate KI NutriCare’s Expansion in the Nutritional Supplement Industry-

HAPPAUGE, New York, USA, and ALAMEDA, California, USA, August 11, 2008—KI NutriCare, Inc. and Allergy Research Group, Inc. (OTCBB: ALRG) today announced that KI NutriCare, a wholly-owned subsidiary of Kikkoman Corporation (TSE: 2801), Longhorn Acquisition Corp., a wholly-owned subsidiary of KI NutriCare formed to effect the transaction, and Allergy Research Group have entered into a definitive agreement pursuant to which Allergy Research Group will be acquired for approximately $19,500,000 through an all cash tender offer of $1.33 per share by Longhorn Acquisition Corp.

The transaction was unanimously approved by the Board of Directors of Allergy Research Group, based in part on the recommendation of a special committee of its independent directors, and the Board of Directors of Allergy Research Group unanimously recommends that shareholders tender their shares into the tender offer. Upon completion of the acquisition, Allergy Research Group will become a wholly-owned subsidiary of KI NutriCare and will continue operations in Alameda, California.

Allergy Research Group, through its wholly-owned subsidiary, Nutricology Inc., was founded by Dr. Stephen A. Levine in 1979 to produce and sell high-quality nutritional supplement products. KI NutriCare expects the acquisition of Allergy Research Group will enhance the position of the Kikkoman group as a global player in the food and health fields by expanding their presence in the nutritional supplements business.

Under the terms of the agreement, Longhorn Acquisition Corp. will commence a cash tender offer to acquire all of the outstanding shares of Allergy Research Group common stock for $1.33 per share in cash, to be followed by a cash merger in which each remaining share of Allergy Research Group would be converted into the same $1.33 cash per share paid in the tender offer, except for shares held by stockholders who exercise appraisal rights. Subsequent to the acquisition, Longhorn Acquisition Corp. will be merged into Allergy Research Group, and the combined entity will become a wholly-owned subsidiary of KI NutriCare.

Dr. Levine will continue to provide services to the combined entity as a consultant. Manfred Salomon, the current President of Allergy Research Group, will also continue to serve the combined entity as its Chief Operating Officer.

The tender offer is conditioned upon, among other things, 67% of Allergy Research Group’s shares being tendered in the offer. The transaction will be financed through cash on hand. Provided the minimum tender condition is met, the transaction is expected to close in the third quarter of 2008, subject to customary closing conditions and termination rights. There can be no assurance that the transaction will be consummated.

About Allergy Research Group, Inc.

Allergy Research Group, together with its wholly-owned subsidiary, Nutricology Inc., is an innovative leader in nutraceutical research and product formulation. The company has produced quality, hypoallergenic nutritional supplements since 1980 and currently supplies products to over 4,000 physicians and healthcare practitioners worldwide. Customers and healthcare professionals alike recognize the company for the quality, purity and efficacy of its targeted nutritional supplement line. Allergy Research Group has introduced a number of specialty products to the US, including melatonin (a neurohormone), germanium sesquioxide (a trace mineral), AntiOx(TM) (a broad-spectrum antioxidant), BufferED Vitamin C and Nattokinase (an enzyme derived from boiled soybeans).

About KI NutriCare, Inc.

KI Nutricare, through its wholly-owned subsidiary, Country Life, LLC, sells a wide range of nutrition products, including, an extensive line of vitamins, nutritional supplements and personal care products. KI Nutricare is a wholly-owned subsidiary of Kikkoman Corporation.

About Kikkoman Corporation

Founded in 1917 and located in Chiba, Japan, Kikkoman is the world’s largest soy sauce brewer, and has a diversification of products ranging from a comprehensive range of foodstuff to biotechnology products. Kikkoman strives to blend the best of the Kikkoman tradition with modern, technological approaches to create new products. With these products, the company’s goal is to propose well-balanced and nutritious diets that bring out the flavor of ingredients and bring happiness to the world everyday by helping to support a healthy mind and body.

Forward-Looking Statements

This press release contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Allergy Research Group stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Allergy Research Group or KI NutriCare’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Allergy Research Group, as well as the tender offer documents to be filed by KI NutriCare and its subsidiary and the Solicitation/Recommendation Statement to be filed by Allergy Research Group. Neither Allergy Research Group nor KI NutriCare undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Important Additional Information

The tender offer for the outstanding common stock of Allergy Research Group referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Allergy Research Group common stock will be made pursuant to an offer to purchase and related materials that KI NutriCare and its subsidiary intend to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, KI NutriCare and its subsidiary will file a Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) with the U.S. Securities and Exchange Commission, and concurrently therewith Allergy Research Group will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Investors and securityholders may acquire free copies of all of these materials (and all other materials filed by Allergy Research Group with the U.S. Securities and Exchange Commission), which will be available at no charge from the U.S. Securities and Exchange Commission through its website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Allergy Research Group at http://www.allergyresearchgroup.com.

Investor Relations Contacts:

KI NutriCare, Inc.

Richard Belenski

(631) 232-5599

Allergy Research Group, Inc.

Manfred Salomon

(510) 263-2000

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